October 14, 2011

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng
Division of Corporation Finance

Re:	Glu Mobile Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed September 19, 2011
File No. 333-176325

Amendment No. 1 to Registration Statement on Form S-3
Filed September 19, 2011
File No. 333-176327

Form 8-K
Filed August 15, 2011
File No. 001-33368

Dear Ms. Mills-Apenteng:

On behalf of Glu Mobile Inc. (the “Company”), I am responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 6, 2011 with respect to (i) the Company’s Current Report on Form 8-K filed with the Commission on August 15, 2011, (ii) the Registration Statement on Form S-3 filed with the Commission on August 15, 2011, File No. 333-176325 (the “Griptonite-related Registration Statement”) and (iii) the Registration Statement on Form S-3 filed with the Commission on August 15, 2011, File No. 333-176327 (the “Blammo-related Registration Statement,” and together with the Griptonite-related Registration Statement, the “Registration Statements”). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Form 8-K

1.

We note your response to prior comment 1 and we are unable to concur with your assertion that you need not provide the financial information of Griptonite even though the acquisition of that entity by you was significant in excess of the 50% level. According to the calculations you provided in your response, you state that the consideration issued by Glu Mobile to acquire Griptonite was approximately 62.7% of Glu Mobile’s total assets, thus exceeding the 50%

Securities and Exchange Commission

Attn: Maryse Mills-Apenteng

October 14, 2011

significance level. Note that the exception provided in Instruction to Item 9.01 with respect to transactions involving secondary offerings relates to offerings pursuant to effective registrations statements but does not refer to making registration statements effective. Financial statements for a recent acquisition that is significant in excess of the 50% level must be included in a registration statement, including one relating to a secondary offering, prior to effectiveness. Please revise your disclosure accordingly.

The Staff’s comment is noted. On October 13, 2011, the Company filed an amendment to its Current Report on Form 8-K that it originally filed on August 2, 2011 to include the financial information relating to Griptonite required by Item 9.01 of Form 8-K, and has incorporated such financial information into the Registration Statements. The Company has also updated the “Experts” section of each Registration Statement and included the required consents of the independent registered public accounting firm that audited the Griptonite financial statements. Accordingly, the Company believes that it has now included in the Registration Statements all required financial information related to Griptonite to enable the Staff to declare the Registration Statements effective.

Form S-3 (File No. 333-176325)

Selling Stockholder, page 24

2.	We note that you revised your disclosure in response to prior comment 3 to identify the affiliated entities, but not the natural persons, that share voting and/or dispositive power over the shares to be offered for resale by Foundation 9 Entertainment, Inc. Please revise your disclosure to name the natural persons that have such power over the shares offered for resale by Foundation 9 Entertainment, Inc. Refer to Regulation S-K Compliance and Disclosure Interpretations Question 240.04, which is available on our website.

The Company has revised the appropriate footnote to the Selling Stockholder table to identify the natural persons that share voting and/or dispositive power over the shares of the Company’s common stock offered for resale by Foundation 9 Entertainment, Inc. under the Griptonite Registration Statement.

Plan of Distribution, page 25

3.	We are unable to concur with your assertion in your response to comment 5 that the terms under which the additional shares may be issued, even if covered by the automatic language of the merger agreement, are not material to a potential investor under the resale prospectus. A summary of the material terms of the working capital adjustment and potential indemnification claims appears to be material to an understanding of the conditions relating to the offering. Disclosure enabling a potential investor to appreciate the terms on which any such additional issuances may be made, including the remoteness or likelihood of such issuances, Please revise accordingly.

The Company has added disclosure to the “Plan of Distribution” section of the Griptonite Registration Statement summarizing the material terms of the two potential working capital adjustments and potential indemnification claims under the Griptonite merger agreement as well as the likelihood of such issuances. In addition, the Company has included a cross-reference in the Prospectus Summary to this detailed description contained in the “Plan of Distribution” section.

Securities and Exchange Commission

Attn: Maryse Mills-Apenteng

October 14, 2011

Form S-3 (File No. 333-176327)

Plan of Distribution, page 24

4.	We are unable to concur that the references to the escrow shares in the selling stockholder table provide adequate disclosure regarding the terms of the escrow shares. Please revise your disclosure to include here or in an appropriate location of the prospectus a summary of the material terms governing the shares held in escrow.

The Company has added disclosure to the Prospectus Summary of the Blammo Registration Statement describing the material terms of the escrow shares.

* * *

The Company hereby acknowledges that in the event the Company requests acceleration of the effective date of the Registration Statement(s):

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Should you have any questions regarding this matter, please contact me at (415) 800-6167.

Sincerely,

GLU MOBILE INC.

/s/ Scott J. Leichtner

Scott J. Leichtner

Vice President and General Counsel

cc:	Niccolo M. de Masi (Glu Mobile Inc.)
Eric R. Ludwig (Glu Mobile Inc.)
David A. Bell, Esq. (Fenwick & West LLP)